UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): June 24, 2010

THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

The Company's senior officers will hold meetings with securities industry analysts and investors on June 24 and June 25, 2010. The information contained in Exhibit 99.1 to this Report is being presented in connection with such meetings. The information attached as Exhibit 99.1 hereto, and incorporated herein by reference, is being furnished pursuant to Item 7.01, and shall not be deemed to be "filed" for any purpose.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

(99.1) Presentation Materials, June 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2010

THE DIXIE GROUP, INC.

By: /s/ Jon A. Faulkner

Jon A. Faulkner

Chief Financial Officer



Exhibit 99.1

Investor Presentation

THE DIXIE GROUP

June 2010



Forward-Looking Statements

THE DIXIE GROUP

Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

Dixie History

THE DIXIE GROUP


DIXIE MERCERIZING COMPANY
Dixie
20

- **Began operations in 1920**
- **Entered floorcovering in 1993 and exited textiles in 1999 - now 100% floorcovering**
- **Eight floorcovering acquisitions in the ‘90’s**
- **Exclusively focused on upper end markets**
- **Traditionally we have outperformed the industry and expect to do so in the future**

Dixie Today



- **Commitment to brands in the upper-end market with strong growth potential**

- **Diversified between Commercial and Residential markets**

- **Diversified customer base**
  - —Top 10 carpet customers - 11% of carpet sales
  - —Top 20 carpet customers - 14% of carpet sales

The Industry

THE DIXIE GROUP

2006 Broadloom Carpet End Use

Sales $10.19 Billion


Commercial
35%
Residential
65%

2009 Broadloom Carpet End Use

Sales $7.00 Billion


Commercial
41%
Residential
59%

Source: CRI

Commercial %
2001 – 2009
From 32% to 42%

The Industry

THE DIXIE GROUP



Fixed Investment as % of GDP
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1947 Q1
1949 Q1
1951 Q1
1953 Q1
1955 Q1
1957 Q1
1959 Q1
1961 Q1
1963 Q1
1965 Q1
1967 Q1
1969 Q1
1971 Q1
1973 Q1
1975 Q1
1977 Q1
1979 Q1
1981 Q1
1983 Q1
1985 Q1
1987 Q1
1989 Q1
1991 Q1
1993 Q1
1995 Q1
1997 Q1
1999 Q1
2001 Q1
2003 Q1
2005 Q1
2007 Q1
2009 Q1
Residential Fixed Investment % of GDP
Residential 62 Yr Average
Comercial Structures Fixed Investment as % of GDP
Commercial 62 Yr Average

Source: U.S. Census Bureau

The Industry

THE DIXIE GROUP



Value of U.S. Carpet & Rug Mill Shipments
($ 000's)
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
1963
1968
1973
1978
1983
1988
1993
1998
2003
2008
12 – 18 month dips in shipments during recessionary times
Multi-year decline in this downturn

Source: U.S. Census Bureau & CRI Estimate

Sales Dollars % Change VS Prior Yr Quarter

THE DIXIE GROUP



Industry
Dixie
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
Precent Change
1st QT 2006
2nd QT 2006
3rd QT 2006
4th QT 2006
1st QT 2007
2nd QT 2007
3rd QT 2007
4th QT 2007
1st QT 2008
2nd QT 2008
3rd QT 2008
4th QT 2008
1st QT 2009
2nd QT 2009
3rd QT 2009
4th QT 2009
1st QT 2010
2nd QT 2010

Dixie up 13% QTD for the first 12 weeks

2009 US Carpet Manufacturers

THE DIXIE GROUP

Carpet & Rug Sales	Dollars in Millions	% Total
Shaw	$3,025	31.4%
Mohawk	$2,479	25.8%
Beaulieu	$857	8.9%
Interface	$423	4.4%
The Dixie Group	$199	2.1%
Others	$2,642	27.4%
Total Industry	$9,625	100.0%

Dixie Group Carpet Sales

THE DIXIE GROUP

Dixie Carpet and Rug Sales by End Market

Commercial %
2001 – 2009
From 29% to 38%


High-End Commercial, 33%
High-End Residential, 67%

Residential Positioning of The Dixie Group

THE DIXIE GROUP



ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS
Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)
BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)
ESTIMATED DATA
TOTAL MARKET: SQUARE YARDS
OR SALES DOLLARS
35% Market Share
Masland
Dixie Home
Fabrica
$0
$7
INDUSTRY
AVERAGE
$14
$21
$28
$35
$42
$49
PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie High-End Residential Sales

THE DIXIE GROUP

Year 2006


Dixie Home, 32%
Masland, 42%
Fabrica, 26%

Year 2009


Dixie Home, 33%
Masland, 47%
Fabrica, 20%



Dixie High-End Residential Sales

THE DIXIE GROUP



Sales by Segment for 2009



Contract, 3%
Furniture, 4%
Builder, 4%
Designer, 24%
Retailer, 55%
Distributor, 1%
Mass Merchant, 5%
Other, 3%
Specialty, 1%

DIXIE HOME

THE DIXIE GROUP

Sales by Segment for 2009 (arrows versus 2006)




Builder, 4%
Distributor, 3%
Mass Merchant, 15%
Flooring Retailer, 78%

Sales by Segment for 2006


Mass Merchant, 30%
Retailer & Other, 70%

Sales by Segment for 2009


Mass Merchant, 15%
Retailer & Other , 85%

DIXIE HOME

THE DIXIE GROUP



- **Well-styled moderate to upper priced residential broadloom line**
- **Provides Dixie a "full line" to retailers**
- **Leverage needed by fiber suppliers for market access**
- **Selective distribution strategy attractive to retailers**
- **Growth initiatives –**
    - **Stainmaster® "value" products**
    - **Durasilk (polyester) collection**



Sales by Segment for 2009 (arrows versus 2006)



Other, 7%
Furniture, 6%
Builders, 6%
Retailers, 50%
Designer / To The Trade Showrooms, 31%



- **Leading high-end brand with reputation for innovative styling, design and color**
- **High-end retail / designer driven**
- **Hand crafted and imported rugs**
- **Growth initiative –**
  - **New Stainmaster® products for more volume orientated price points**
  - **Wool products introduced in ‘07**

FABRICA
FINE CARPET & RUGS

THE DIXIE GROUP

Sales by Segment for 2009 (arrows versus 2006)





Furniture / Dept Stores, 9%
Builders, 2%
Other, 1%
Specialty, 4%
Decorators/ Design Trade, 50%
Retailers, 34%

FABRICA
FINE CARPET & RUGS

THE DIXIE GROUP



- **Premium high-end brand**
- **Designer focused**
- **Hand crafted and imported rugs**
- **Growth Initiative –**
  - **New products, heightened focus on retail penetration**
  - **Full service national supplier of wool to the designer trade with excellent service and support**

Masland contract

THE DIXIE GROUP





Sales by Segment for 2009 (arrows versus 2006)


Hospitality, 30%
Assisted Living, 7%
Retail Stores, 21%
Store Planning, 8%
Other, 4%
Corporate, 30%

Channels: Interior Design Specifier and Commercial End User

Masland contract

THE DIXIE GROUP



- **Premium brand in the commercial marketplace**
- **Designer focused**
- **Strong national account base**
  - **Nordstrom's, Target, Sears, Olive Garden, Red Lobster, Victoria’s Secret, Applebee's**
- **Growth Initiative -**
  - **Modular/carpet tile**
  - **Updated *"Energy Collection"***

Dixie Sales Continuing Operations

($ in millions)

THE DIXIE GROUP



$331
$321
$283
$203
17
16
11
4
314
305
272
199
2006
2007
2008
2009
Carpet Sales

Dixie Operating Income

($ in millions)

THE DIXIE GROUP



$16.6 (G)
$16.6 (1)
$16.7 (G)
$16.7 (2)
Upper number is GAAP Operating Income
Lower number is Operating Income adjusted per notes 1 -4
$(28.4) (G)
$ 1.5 (3)
$(45.3) (G)
$(8.3) (4)
2006
2007
2008
2009

(1) - Includes $3.2 million of pension plan termination expenses; GAAP Op Inc= $16.6

(2) - Includes $1.5 million of pension plan merger expenses, GAAP Op Inc= $16.7

(3) – Excludes $29.9 million of goodwill & impairments and consolidation & severance, GAAP Op Inc = $(28.4)

(4) – Excludes $37.0 million of goodwill & impairments and consolidation & severance, GAAP Op Inc = $(45.3)

Quarterly Sales & Operating Income

($ in millions)

THE DIXIE GROUP



Net Sales
$47.6
$52.6
$50.5
$52.8
$50.5
1st QT 2009
2nd QT 2009
3rd QT 2009
4th QT 2009
1st QT 2010



Operating Loss
Upper number is GAAP Operating Income
Lower number is Operating Income adjusted per notes 1
($39.1) ($0.5) ($1.7) ($3.9) ($2.3)
($6.1) ($0.4) ($1.1) ($0.7) ($2.1)
1st QT 2009
2nd QT 2009
3rd QT 2009
4th QT 2009
1st QT 2010

(1) Excludes goodwill, asset impairments, consolidation and severance expenses:		Q1 09	Q2 09	Q3 09	Q4 09	Q1 10
	Excluded charges	33.0	0.1	0.6	3.2	0.2
LIFO tier reductions increased op. profit by $1.0 million in the 2nd QT 2009	GAAP Op Inc	(39.1)	(0.5)	(1.7)	(3.9)	(2.3)

Dixie Cost Structure

THE DIXIE GROUP

Considering the following assumptions:

- Our current mix, noting that we are very affected by change in mix between product lines
- Our current volume and cost structure
- Our current pricing (the price increase will be fully effective in July)

Our cost structure if you do the math implies that:

- Our break even is between $235 and $245 million in sales depending upon mix
- Our pre-tax profit improves by approximately $0.25 for every 1$ above break even
- Our tax rate will return to a normal 34% from 31% today

Dixie Cumulative Debt Reduction

($ in millions)

THE DIXIE GROUP


100
90
80
70
60
50
40
30
20
10
0
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010

We have reduced debt $32 million since the beginning of 2008

Capital expenditures of $3+ million in 2010 versus depreciation and amortization of $11.7 million

Dixie Capital Structure

($ in millions)

THE DIXIE GROUP

	Dec. 27, 2008	Mar 27, 2010
Debt	$ 93.8	$ 61.0
Equity	107.6	65.3
Total Capitalization	$ 201.4	$ 126.3
Debt toTotal Capitalization:		
Senior Debt	38.1%	36.7%
Subordinated Debt	8.5%	11.6%
Total Debt	46.6%	48.3%

Current Business Conditions

THE DIXIE GROUP

The carpet industry is in recovery mode

- **Our sales up 13% Y/Y for the first 12 weeks of the quarter**
  - **Residential up 19% Y/Y, Commercial up 2% Y/Y**
  - **Our 2nd quarter sales up approximately 17.5% over 1st quarter**
- **Actions to consolidate facilities and make organizational changes and cut expenses have positioned us for a return to profitability**
- **Raw material costs increased in 2010 but the industry has passed along price increases to cover those costs**

Outlook

THE DIXIE GROUP

Although the industry has experienced a difficult period, we are encouraged by:

- **Positive market reception to our new products:**
  - Masland and Fabrica Wool Collections
  - Durasilk (polyester)
  - Masland Avenue – new technology with a woven look
  - Modular / Carpet Tile
- **Carpet price increases will be fully implemented by Q3**
- **Successful realignment of our organizational structure**
- **Have invested significantly in our capabilities for future growth**



Masland contract

DIXIE HOME



THE DIXIE GROUP



FABRICA FINE CARPET & RUGS

Masland CARPETS & RUGS

